Anthony A. Schoen
EVP, Chief Financial Officer
702 North Shore Drive, Suite 300
Jeffersonville, IN 47130
Tschoen@fsbbank.net
(812) 218-6807

March 30, 2021

VIA Electronic Mail to: schroederw@sec.gov

Attn: Mr. William Schroeder

Division of Corporation Finance

Office of Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Savings Financial Group, Inc.

Form 10-K

Filed December 17, 2020

File No. 001-34155

Dear Mr. Schroeder:

This letter on behalf of First Savings Financial Group, Inc. ( “Company”) is in response to the letter received from the Division of Corporation Finance (“Division”) of the United States Securities and Exchange Commission (“SEC”) dated March 17, 2021 and regarding the Division’s limited review of the Company’s financial statements and related disclosures included in the Company’s September 30, 2020 Form 10-K that was filed on December 17, 2020.

Division Comment: Consolidated Statements of Income, Page F-4 - “In your income statement on page F-4 we note Mortgage Banking Income of $117.9 million for the year ended September 30, 2020, which has increased significantly from $2.3 million and $33.0 million for the years ended September 30, 2018 and 2019, respectively, and is a major contributor to the increases in your operating results. It appears this line item includes several components including: Net realized and unrealized gains and losses on loans held for sale, changes in fair value of derivatives, changes in the fair value of mortgage service rights, and a provision for loan repurchases and indemnifications, among others. Please provide us and revise future filings to include a disaggregation of this line item that includes the significant types and amounts of income, loss or any contra items that make up this balance for the periods presented, considering also the guidance in Rule 9-04 of Regulation S-X. In your response, using the periods presented in your September 30, 2020 Form 10-K please provide a draft of your proposed disclosures.”

Anthony A. Schoen
EVP, Chief Financial Officer
702 North Shore Drive, Suite 300
Jeffersonville, IN 47130
Tschoen@fsbbank.net
(812) 218-6807

FSFG Response: Below is a draft of the proposed disclosure for the disaggregation of the Mortgage Banking Income line in the Income Statements that will be used in future Company filings. The below draft table uses the periods presented in the Company’s September 30, 2020 Form 10-K that was filed on December 17, 2020.

The components of mortgage banking income for the years ended September 30, 2020, 2019 and 2018 were as follows:

(In thousands)	2020	2019	2018

Origination and sale of mortgage loans (1)	$103,429	$30,503	$1,644
Net change in fair value of loans held for sale and interest rate lock commitments	16,680	5,124	637
Realized and unrealized hedging gains (losses)	(22,412)	(3,462)	37
Capitalized residential mortgage loan servicing rights	24,058	940	-
Net change in fair value of residential mortgage loan servicing rights	(3,289)	(6)	-
Provisions for loan repurchases or indemnifications	(614)	(92)	-
	$117,852	$33,007	$2,318

(1)	Includes origination fees and realized gains and losses on the sale of mortgage loans in the secondary market.

In conclusion, we appreciate the guidance regarding the enhancement of the Company’s financial reporting and disclosures. Please contact me with any additional inquiries, requests or recommendations.

Respectfully,

/s/ Anthony A. Schoen

Anthony A. Schoen

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